Slack Technologies, Inc.
500 Howard Street
San Francisco, California 94105
VIA EDGAR
June 5, 2019
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Slack Technologies, Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-231041
Dear Mr. Spirgel:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Slack Technologies, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 7, 2019, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Richard A. Kline at (650) 752-3139. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Richard A. Kline.
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If you have any questions regarding this request, please contact Richard A. Kline of Goodwin Procter LLP at (650) 752-3139.

Sincerely,

SLACK TECHNOLOGIES, INC.

/s/ Stewart Butterfield
Stewart Butterfield
Chief Executive Officer

cc:
Allen Shim, Slack Technologies, Inc.
David Schellhase, Slack Technologies, Inc.
Richard A. Kline, Goodwin Procter LLP
David W. Van Horne, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP
Conor Moore, KPMG LLP